Exhibit 2

July 18, 2006

TERCICA, INC.

and

IPSEN, S.A.

STOCK PURCHASE AND MASTER

TRANSACTION AGREEMENT

SCHEDULES

Disclosure Schedule

EXHIBITS

Exhibit A – Affiliation Agreement

Exhibit B – Warrant

Exhibit C – First Convertible Note

Exhibit D – Second Convertible Note

Exhibit E – Third Convertible Note

Exhibit F – Registration Rights Agreement

Exhibit G – Voting Agreement

Exhibit H – Rights Agreement

Exhibit I – Somatuline Autogel License

Exhibit J – Increlex License

Exhibits K and L – Certificate of Incorporation Amendments

Exhibit M – Bylaw Amendments

THIS STOCK PURCHASE AND MASTER TRANSACTION AGREEMENT (the Agreement) is made as of July 18, 2006,

BETWEEN:

(1)	TERCICA, INC. (the Company), a corporation organized under the laws of the State of Delaware, with its principal offices at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005, USA; and

(2)	IPSEN, S.A., a société anonyme organized under the laws of France with its registered address at 42, rue du Docteur Blanche, 75016 Paris, France (the Purchaser).

IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

ARTICLE 1

DEFINITIONS

1.1 In this Agreement, the following words and expressions have the following meaning:

(a)	Affiliate means, in respect of any Person, any other Person that is directly or indirectly controlling, controlled by, or under common control with such Person or any of its Subsidiaries, and the term “control” (including the terms “controlled by” and “under common control with”) means having, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or by contract or otherwise;

(b)	Affiliation Agreement means the affiliation agreement between the Company and the Purchaser substantially in the form attached hereto as Exhibit A;

(c)	BIP means Beaufour Ipsen Pharma, a company incorporated under the laws of France with offices at 24 rue Erlanger, 75016 Paris, France;

(d)	Business Day means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close;

(e)	Bylaw Amendments means the amendments to the bylaws of the Company substantially in the form attached hereto as Exhibit M;

(f)	Certificate of Incorporation Amendments means the amendments to the certificate of incorporation of the Company substantially in the forms attached hereto as Exhibit K and Exhibit L;

(g)	Change in Recommendation shall have the meaning ascribed to it in Section 5.4 of this Agreement;

(h)	Closing means the First Closing and/or the Second Closing, as applicable;

(i)	Closing Date means the day on which the First Closing and/or the Second Closing occurs, as applicable;

(j)	COBRA means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(k)	Code means the Internal Revenue Code of 1986, as amended;

(l)	Common Stock means the Company’s common stock, par value $0.001 per share;

(m)	Company Balance Sheet means the balance sheet of the Company contained in the Company SEC Report for the quarter ended March 31, 2006;

(n)	Company Board Recommendation shall have the meaning ascribed to it in Section 5.3(f) of this Agreement;

(o)	Company Business Plan means the Company Business Plan in the form provided to the Purchaser on the date hereof, certified by an officer of the Company as being the Company’s current business plan;

(p)	Company Financials means each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports;

(q)	Company Indemnified Parties means the Company and its Affiliates, and their respective officers, directors, stockholders, partners, managers, members, employees, agents, and representatives;

(r)	Company Plans means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA) and (ii) all employment, consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plan, policies, agreements or arrangements with respect to which the Company has any material obligation or liability, contingent or otherwise, for current or former employees, consultants or directors of the Company;

(s)	Company SEC Reports shall have the meaning ascribed to it in Section 3.17(a) of this Agreement;

(t)	Company Stockholders’ Meeting shall have the meaning ascribed to it in Section 5.3(a) of this Agreement;

(u)	Competing Transaction shall have the meaning ascribed to it in Section 5.4 of this Agreement;

(v)	Convertible Notes means collectively, the First Convertible Note, the Second Convertible Note and the Third Convertible Note;

(w)	Covered Stockholders means each of: (i) MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III Gmbh & Co. Beteiligungs KG and MPM Asset Management Investors 2002 BVIII LLC; (ii) Prospect Associates II, L.P. and Prospect Venture Partners II, L.P.; (iii) Rho Ventures IV, L.P., Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG and Rho Management Trust I; (iv) John A. Scarlett, III, The John A. Scarlett III, 1999 Trust and The Susan E. Scarlett 1999 Trust; and (v) Ross G. Clark and Boat Harbour Ltd.;

(x)	DGCL means the Delaware General Corporation Law;

(y)	Disclosure Schedule means that certain disclosure schedule delivered by the Company to the Purchaser concurrently herewith and identified as the “Disclosure Schedule”;

(z)	Employees means employee (current, former or retired) of the Company;

(aa)	ERISA means the Employee Retirement Income Security Act of 1974, as amended;

(bb)	ERISA Affiliate shall have the meaning ascribed to it in Section 3.15(d) of this Agreement;

(cc)	Exchange Act means the Securities and Exchange Act of 1934, as amended;

(dd)	FDA means the United States Food and Drug Administration;

(ee)	FDCA means the federal Food, Drug and Cosmetic Act;

(ff)	First Closing shall have the meaning ascribed to it in Section 2.2(a);

(gg)	First Closing Date means the date on which the First Closing occurs;

(hh)	First Convertible Note means the convertible note issued by the Company in favor of the Purchaser substantially in the form attached hereto as Exhibit C;

(ii)	First Convertible Note Amount means $25,037,000;

(jj)	GAAP means generally accepted accounting principles in the United States;

(kk)	Governmental Entities means any foreign or United States federal, state, county, local municipal or other governmental, regulatory or administrative authority, agency, commission or other instrumentality, any court, tribunal or arbitral body with competent jurisdiction, or any national securities exchange or automated quotation service;

(ll)	HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations and rules issued pursuant to that Act;

(mm)	Increlex License means the license and collaboration agreement between the Company and BIP regarding Increlex substantially in the form attached hereto as Exhibit J;

(nn)	Initial Securities means collectively, the Shares, the Warrants and the Convertible Notes;

(oo)	Intellectual Property Rights means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (A) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, Patents); (B) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing, (C) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefor (collectively, Copyrights); (D) confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents (collectively, Trade Secrets); and (E) all applications, registrations and permits related to any of the foregoing clauses (A) through (D);

(pp)	Knowledge means, with respect to a Person, the actual knowledge of any of its executive officers;

(qq)	Law means any judgment, order, statute, law (including common law), ordinance, rule, permit or regulation applicable to a Person or its business, properties or assets;

(rr)	Losses means collectively, all claims, liabilities, obligations, costs, damages, losses and expenses (including reasonable attorneys fees) of any nature;

(ss)	Material Adverse Effect, with respect to a Person, means: (i) a material adverse effect on the financial condition, properties, business or results of operations of such Person and its Subsidiaries, taken as a whole or (ii) a material adverse effect on the ability of such Person to perform its material obligations under this Agreement or the other Transaction Documents; provided that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect on any Person: (a) any adverse effect resulting from or arising out of general economic conditions to the extent that such conditions do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (b) any adverse effect resulting from or arising out of general conditions in the industries in which such Person and its Subsidiaries operate to the extent that such conditions do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (c) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (d) any adverse change in reported financial results to the extent such change results from or arises out of changes (after the date of this Agreement) in GAAP or applicable Laws, (e) a reduction in market price of such Person’s common stock on the stock markets on which it trades to the extent such reduction is not related to factors that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect, or (f) any adverse effect resulting from or arising out of the failure of such Person to achieve projected financial results except to the extent that such failure is related to operational issues or other factors that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect;

(tt)	Milestone Event has the meaning assigned to it in the Somatuline Autogel License;

(uu)	New York Courts means the Supreme Court of the State of New York, New York County and the United States District Court for the Southern District of New York;

(vv)	Non-Disclosure Agreement means the Non-Disclosure Agreement between Ipsen and the Company dated September 9, 2005;

(ww)	Note Shares means the shares of Common Stock issuable upon the issuance and subsequent conversion of the Convertible Notes pursuant to the terms and conditions of the Convertible Notes;

(xx)	Order shall have the meaning ascribed to it in Section 6.1(g) of this Agreement;

(yy)	Person means any individual or any corporation, limited liability company, partnership, trust, association or other entity of any kind;

(zz)	Preferred Stock means shares of preferred stock, par value $0.001 per share;

(aaa)	Proxy Statement shall have the meaning ascribed to it in Section 5.3(a) of this Agreement;

(bbb)	Purchaser Indemnified Parties means the Purchaser and its Affiliates, and their respective officers, directors, stockholders, partners, managers, members, employees, agents, and representatives;

(ccc)	Purchase Price means $77,318,944.23;

(ddd)	Registration Rights Agreement means the registration rights agreement between the Company and the Purchaser substantially in the form attached hereto as Exhibit F;

(eee)	Requisite Stockholder Vote means the approval from the Company’s stockholders of (i) the issuance of the Shares, the Convertible Notes, the Warrant, the Note Shares and the Warrant Shares as required by Marketplace Rule 4350(i) of the National Association of Securities Dealers, Inc., and (ii) the Certificate of Incorporation Amendments attached hereto as Exhibit K as required by the DGCL and the Amended and Restated Certificate of Incorporation of the Company as of the date of this Agreement;

(fff)	Retiree Benefits shall have the meaning ascribed to it in Section 3.15(e) of this Agreement;

(ggg)	Rights shall have the meaning ascribed to it in the Rights Agreement.

(hhh)	Rights Agreement means that certain Rights Agreement, to be effective as of the First Closing Date, by and between the Company and Computershare Trust Company, N.A. substantially in the form attached hereto as Exhibit H;

(iii)	SCRAS means SCRAS, a company incorporated under the laws of France with offices at 42 rue du Docteur Blanche, 75016 Paris;

(jjj)	SEC means the United States Securities Exchange Commission;

(kkk)	Second Closing shall have the meaning ascribed to it in Section 2.2(b) of this Agreement;

(lll)	Second Closing Date means the date on which the Second Closing occurs;

(mmm)	Second Convertible Note means the convertible note issued by the Company in favor of the Purchaser substantially in the form attached hereto as Exhibit D;

(nnn)	Second Convertible Note Amount means €30,000,000;

(ooo)	Securities Act means the Securities Act of 1933, as amended;

(ppp)	SEC Website means the website maintained by the SEC at http://www.sec.gov;

(qqq)	Shares shall mean Twelve Million, Five Hundred and Twenty Seven Thousand and Two Hundred and Forty Five (12,527,245) shares of Common Stock;

(rrr)	Somatuline Autogel License means the license and collaboration agreement between SCRAS, BIP and the Company regarding Somatuline Autogel substantially in the form attached hereto as Exhibit I;

(sss)	Stockholder Approval means the Requisite Stockholder Approval and the approval from the Company’s stockholders of the Certificate of Incorporation Amendments set forth in Exhibit L, the Bylaw Amendments and the Rights Agreement;

(ttt)	Subsidiary means any corporation or other organization, whether incorporated or unincorporated, of which (i) at least fifty percent (50%) of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization) is directly or indirectly owned or controlled by the relevant Person or (ii) the relevant Person (or any other subsidiary of the relevant Person) is a general partner;

(uuu)	Superior Proposal means a bona fide proposal for a Competing Transaction that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) and the Person making the proposal and, if consummated, is reasonably likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby;

(vvv)	Suraypharm means a Société par Actions Simplifiée organized under the laws of France with its registered address at 42, rue du Docteur Blanche, 75016 Paris, France;

(www)	Termination Fee has the meaning assigned to it in Section 8.2(b) of this Agreement;

(xxx)	Third Convertible Note means the convertible note issued by the Company in favor of the Purchaser substantially in the form attached hereto as Exhibit E;

(yyy)	Third Convertible Note Amount means $15,000,000;

(zzz)	Transaction means, the issue, sale and purchase of the Shares and the issue and delivery of the Warrant and the First Convertible Note;

(aaaa)	Transaction Documents means this Agreement, the Warrant, the Convertible Notes, the Registration Rights Agreement, the Affiliation Agreement, the Voting Agreements, the Somatuline Autogel License, the Increlex License, the Rights Agreement, the Bylaw Amendments, the Certificate of Incorporation Amendments and any other document or instrument contemplated hereby or thereby;

(bbbb)	Voting Agreement means the voting agreements between the Purchaser and the Covered Stockholders, each substantially in the form attached hereto as Exhibit G;

(cccc)	Warrant means the warrant to be issued by the Company substantially in the form of Exhibit B attached hereto; and

(dddd)	Warrant Shares means the shares of Common Stock issuable upon exercise of the Warrant pursuant to the terms and conditions of the Warrant.

1.2 Interpretation and Construction. In this Agreement:

(a)	the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined;

(b)	whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(c)	the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(d)	the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(e)	any definition of or reference to any contract, agreement, document, instrument, commitment, license, undertaking or other record herein shall be construed as referring to such contract, agreement, document, instrument, commitment, license, undertaking or other record as from time to time amended, supplemented, restated or otherwise modified;

(f)	any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns;

(g)	the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(h)	all references herein to Sections, Exhibits and Schedules shall be construed to refer to Sections, Exhibits and Schedules to, this Agreement; and

(i)	the headings and captions used in this Agreement are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

ARTICLE 2

PURCHASE AND SALE OF INITIAL SECURITIES

2.1 Agreement to Issue, Sell and Purchase the Initial Securities. Subject to the terms and the conditions hereof, the Company will issue and sell to the Purchaser, and the Purchaser will purchase from the Company or cause an Affiliate of the Purchaser to purchase from the Company, upon the terms and conditions hereinafter set forth, the Shares, the Warrant and the Third Convertible Note for the Purchase Price, the First Convertible Note for the First Convertible Note Amount and the Second Convertible Note for the Second Convertible Note Amount.

2.2 Closing and Delivery of the Initial Securities.

(a)	First Closing. The closing of the Transaction (the First Closing) shall occur at the offices of Cooley Godward LLP (at the address set forth in the notice provisions of Section 10.4 below), or at such other place as agreed between the parties on the third Business Day following the date of the receipt of the Requisite Stockholder Vote, or, if all other conditions contained in Article 6 have not been satisfied or waived on such date in accordance with the terms of this Agreement, the third Business Day after the date on which all of the conditions contained in Article 6 have been satisfied or waived in accordance with the terms of this Agreement (other than such conditions which shall be satisfied on the First Closing Date), or at such other place, time, or date as may be mutually agreed to in writing by Purchaser and the Company.

(b)	First Closing Deliverables. At the First Closing, the Company shall (i) deliver or cause to be conveyed by the Company’s transfer agent for delivery to the Purchaser one or more stock certificates in respect of the Shares in the name of the Purchaser or a designated Affiliate thereof (including, if the Company has caused such stock certificates to be conveyed by the Company’s transfer agent, evidence reasonably satisfactory to the Purchaser that the Company has provided irrevocable delivery instructions in respect of such stock certificates to the Company’s transfer agent) and (ii) duly executed copies of the Affiliation Agreement, the Registration Rights Agreement, the Increlex License, the Somatuline Autogel License, the Warrant and the First Convertible Note, and the Purchaser shall (i) deliver to the Company (or cause an Affiliate to deliver to the Company) by wire transfer of same day funds in the amount of the Purchase Price and the First Convertible Note Amount and (ii) deliver to the Company (or cause an Affiliate to deliver to the Company to the extent permitted under the Transaction Documents) duly executed copies of the Affiliation Agreement, the Registration Rights Agreement, the Increlex License, the Somatuline Autogel License, the Warrant and the First Convertible Note. It is the current intent of the parties that Suraypharm will be the Purchaser’s designated Affiliate purchasing the Shares.

(c)	Second Closing and Second Closing Deliverables. The closing of the issue and delivery by the Company of the Second Convertible Note and the Third Convertible Note to the Purchaser (the Second Closing) shall occur on the third Business Day following the date on which all of the conditions contained in Article 7 have been satisfied or waived in accordance with the terms of this Agreement. At the Second Closing, the Company shall deliver to the Purchaser or a designated Affiliate thereof the Second Convertible Note and the Third Convertible Note and the Purchaser shall deliver to the Company (or cause an Affiliate to deliver to the Company) by wire transfer of same day funds in the amount of the Second Convertible Note Amount and the Third Convertible Note Amount.

(d)	Proceedings at First and Second Closing. All actions to be taken and all documents not attached as exhibits to this Agreement to be executed and delivered by the Company in connection with the consummation of the transactions contemplated at the First Closing and Second Closing shall be reasonably satisfactory in form and substance to Purchaser and its counsel, and all actions to be taken and all documents not attached as exhibits to this Agreement to be executed and delivered by Purchaser in connection with the consummation of the transactions contemplated at the First Closing and Second Closing shall be reasonably satisfactory in form and substance to the Company and its counsel. All actions to be taken and all documents to be executed and delivered by all parties hereto at the First Closing and Second Closing shall be deemed to have been taken and executed and delivered simultaneously, and no action shall be deemed taken nor any document executed or delivered until all have been taken, executed, and delivered. Each closing shall be deemed to have occurred when all conditions have been met or waived and all deliverables have been delivered.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Purchaser that, except as set forth in the Disclosure Schedule, the following are true and correct:

3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction in which qualification is required except where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company.

3.2 Authorized Capital Stock. The Company’s authorized capital stock consists of (i) 100,000,000 shares of Common Stock, of which as of June 30, 2006 (A) 37,581,734 shares were issued and outstanding and (B) 6,801,813 shares were reserved for issuance upon exercise of options under the Company’s 2004 Stock Plan, 2002 Stock Plan, 2002 Executive Stock Plan and 2004 Employee Stock Purchase Plan, including outstanding options for the purchase of 4,086,784 shares of Common Stock, and (ii) 5,000,000 shares of Preferred Stock, none of which are issued and outstanding. The Company has not issued any shares since June 30, 2006 other than pursuant to employee or director equity incentive plans or purchase plans approved by the Board of Directors of the Company. The issued and outstanding shares of the Company’s Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities. Except as set forth in Section 3.2 of the Disclosure Schedule or as contemplated by this Agreement or the other Transaction Documents, the Company does not have outstanding any options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of its capital stock and there are no agreements or commitments obligating the Company to repurchase, redeem, or otherwise acquire capital stock or other securities of the Company. Except as set forth in Section 3.2 of the Disclosure Schedule or as contemplated by this Agreement, there are no agreements to which the Company is a party or by which it is bound with respect to the voting (including voting trusts or proxies), registration under the Securities Act, or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company.

3.3 No Interest in any Person. The Company does not own, directly or indirectly, any capital stock, membership interests, partnership interest, joint venture interest or other equity interest (or interest that is convertible into, or exchangeable or executable for, any of the foregoing) in any Person.

3.4 Issuance, Sale and Delivery of Initial Securities. Except as contemplated by Section 6.1(e) hereof, the Bylaw Amendments and the Rights Agreement, the issuance, sale and delivery of the Shares, the Warrant Shares and the Note Shares have been duly authorized by all necessary corporate action and, when issued, delivered and paid for in accordance with the terms hereof and of the Warrant and the Convertible Notes, respectively, the Shares, the Warrant Shares and the Note Shares respectively, will be duly authorized, validly issued, fully paid and nonassessable. No further approval or authorization of the Board of Directors of the Company, the stockholders of the Company (other than as contemplated by Section 6.1(e) hereof and except for the approval by the Company’s stockholders of the Rights Agreement) or any other Person will be required for the issuance and sale of any securities to be issued and sold by the Company as contemplated herein or in the Warrant or the Convertible Notes.

3.5 Due Execution, Delivery and Performance of the Transaction Documents. Except as contemplated by Section 6.1(e) and for the approval by the Company’s stockholders of the Certificate of Incorporation Amendments set out in Exhibit L, the Bylaw Amendments and the Rights Agreement, the Company has full legal right, corporate power and authority to enter into the Transaction Documents, issue the Shares, the Warrant, the Warrant Shares, the Convertible Notes and the Note Shares and perform the transactions contemplated by the Transaction Documents. Each of the Transaction Documents will upon delivery be duly authorized, executed and delivered by the Company. Subject to the approval of the Company’s stockholders as contemplated by Section 6.1(e) hereof and the approval by the Company’s stockholders of the Certificate of Incorporation Amendments set out in Exhibit L, the Bylaw Amendments and the Rights Agreement, the making, issuing and performance of the Transaction Documents by the Company and the consummation of the transactions therein contemplated will not (i) violate any provision of the organizational documents of the Company in a manner that would reasonably be expected to have a Material Adverse Effect, (ii) result in the creation of any lien, charge, security interest or encumbrance upon any assets of the Company pursuant to the terms or provisions of, or will not conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under, or give any person any rights of termination, amendment, acceleration or cancellation of, any agreement, commitment, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument (A) to which the Company is a party or by which the Company or its properties may be bound or affected and (B) which individually or in the aggregate would be reasonably likely to result in a material liability of the Company or have a Material Adverse Effect, or (iii) violate any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental body applicable to the Company or any of its properties in a manner that would reasonably be expected to have a Material Adverse Effect. No consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body is required for the execution and delivery by the Company of the Transaction Documents or the consummation by the Company of the transactions contemplated thereby, other than such as have been made or obtained and except for compliance with the Blue Sky laws and federal securities laws applicable to the offering of the Initial Securities, the Note Shares and the Warrant Shares. Upon their execution and delivery, and assuming the valid execution thereof by the Purchaser and the other parties thereto, the Transaction Documents will constitute the valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.6 Board Approval. The Board of Directors of the Company has, at a meeting duly called and held, duly adopted resolutions to (i) approve the Transaction Documents and the consummation of the transactions contemplated thereby (including the issuance of the Initial Securities, the Note Shares and the Warrant Shares), (ii) approve the Purchaser as a party and the transactions contemplated hereby for the purposes of Section 203 of the DGCL, (iii) direct that the matters subject to the Stockholder Approval be submitted to a vote of the Company’s stockholders, and (iv) recommend that the Company’s stockholders give the Stockholder Approval.

3.7 Valid Offering. Assuming the accuracy of the representations and warranties of Purchaser set forth in Article 4, the offer, sale, and issuance of the Initial Securities, the Note Shares and the Warrant Shares will be exempt from the registration requirements of the Securities Act and will have been registered or qualified (or are exempt from registration and qualification) under the registration or qualification requirements of all applicable state securities Laws.

3.8 No Defaults. The Company is not in violation or default of any provision of its certificate of incorporation or bylaws, or other organizational documents, or, except as to defaults, violations and breaches which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, in breach of or default with respect to any provision of any agreement, judgment, decree, order, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which it is a party or by which it or any of its properties are bound and has not received any written notice of termination under any such documents, which termination would reasonably be expected to have a Material Adverse Effect on the Company; and there does not exist any state of fact which, with notice or lapse of time or both, would constitute an event of default on the part of the Company as defined in such documents, except such defaults which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company.

3.9 No Material Change. Between March 31, 2006 and the date hereof, (i) the Company has not incurred, other than in the ordinary course of business, any material liabilities or obligations which would be required under GAAP to be set forth on the Company’s balance sheet, except for legal, banking and accounting costs in connection with the negotiation, execution and delivery by the Company of the Transaction Documents, (ii) the Company has not sustained any material loss or interference with its business or properties from fire, flood, windstorm, accident or other calamity not covered by insurance, (iii) the Company has not paid or declared any dividends or other distributions with respect to its capital stock, (iv) the Company is not in default in the payment of principal or interest on any outstanding debt obligations, (v) there has not been any change in the capital stock of the Company other than the issuance of shares or options pursuant to employee or director equity incentive plans or purchase plans approved by the Company’s Board of Directors or upon the exercise of options and warrants outstanding on such date, or indebtedness material to the Company (other than in the ordinary course of business), (vi) the Company has not entered into any employment contract (other than providing solely for at-will employment of non-executive officers) or collective bargaining agreement, written or oral, or modified the terms of any such existing contract or agreement, (vii) the Company has not granted any increase in the base compensation of any of its directors, officers and employees outside the ordinary course of business, (viii) the Company has not entered into, adopted, amended, modified or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers and employees (or taken any such action with respect to any other Company Plan), outside the ordinary course of business, and (ix) there have been no events or occurrences which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

3.10 Intellectual Property.

(a)	The Company is the sole and exclusive owner of, or has valid and continuing rights to use, sell or license, all Intellectual Property Rights necessary to conduct the Company’s business as presently conducted, free and clear of all rights, liens, charges, encumbrances or claims of others. The use, practice or other commercial exploitation of the Intellectual Property Rights owned by or licensed to the Company and the operation of the Company’s business does not infringe, constitute an unauthorized use of or misappropriate any rights owned or controlled by any third Person including Intellectual Property Rights of any third Person in a way that would be reasonably likely to create a material liability of the Company or to have a Material Adverse Effect on the Company. The Company is not a party to or the subject of any pending or, to the Company’s Knowledge, threatened suit, action, investigation or proceeding which involves a claim against the Company, of infringement, unauthorized use, or violation of any Intellectual Property Rights of any Person, or challenges the ownership, use, validity or enforceability of any Intellectual Property Rights or contests the right of the Company to use, exercise, license, transfer or dispose of any Intellectual Property Rights owned by or licensed to the Company, or any products, processes or materials covered thereby in any manner.

(b)	To the Company’s Knowledge, no Person (including employees and former employees of the Company) is infringing, violating, misappropriating or otherwise misusing any Intellectual Property Rights owned by or licensed to the Company, and the Company has not made any such claims against any Person (including employees and former employees of the Company).

(c)	No Trade Secret or any other non-public, proprietary information which is material to the business of the Company as presently conducted has been authorized to be disclosed or, to the Company’s Knowledge, has been actually disclosed by the Company to any employee or any third Person other than (i) pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and use of the Intellectual Property Rights owned by or licensed to the Company, or (ii) to such employees or third persons who otherwise have a duty of confidentiality to the Company.

(d)	The Company has taken all commercially reasonable steps to protect and preserve the confidentiality and value of all Intellectual Property Rights and any other confidential information owned by or licensed to the Company.

3.11 Compliance.

(a)	The Company has complied in all material respects with each Law binding on it or on any of its assets or properties and is not currently in violation of any such Law, and the Company has not received any written notices or orders of noncompliance issued to the Company under or in respect of any such Law, in the case of all of the foregoing, the noncompliance with which would reasonably be expected to result in Material Adverse Effect on the Company.

(b)	The Company has all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as presently conducted, except for such of the foregoing, the failure to possess which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)	The Company, as well as, to the Company’s Knowledge, the Company’s manufacturers, suppliers, distributors or other third party contractors, manufacture, market and distribute, and for the three years prior to the date hereof, have manufactured, marketed and distributed, the Company’s products in compliance in all material respects with all applicable federal statutes and rules and regulations promulgated by the FDA and with applicable laws, rules, regulations and standards of any comparable state authority or foreign regulatory authority, including, but not limited to, the FDCA and its implementing regulations at 21 C.F.R. Parts 801, 803, 806, 807, 814 and 820, as applicable, and the Company’s quality control procedures in effect at the time of any such manufacture. All of the products currently marketed by the Company in the United States have been approved or cleared for sale by the FDA and all other applicable federal and state regulatory agencies. For all of the products currently marketed by the Company or its distributors outside the United States, the Company has obtained all material necessary regulatory approvals from all applicable foreign regulatory authorities. The Company has not received any notice from, or otherwise have Knowledge of, the FDA or any other federal, state or foreign regulatory authority, questioning its manufacturing practices, or threatening to limit, suspend, or revoke any product marketing clearance or approval, change the marketing classification or labeling of, or otherwise require market removal or withdrawal of any of the Company’s products. The Company has not received, nor have Knowledge of any facts that furnish any basis for the issuance of, any Form FDA-483 inspectional observations or untitled or warning letters from the FDA, or any other similar communications from the FDA, or any applicable state or foreign governmental regulatory authority; and there have been no voluntary or involuntary recalls, corrective actions, removals, field notifications, import alerts, product detentions, product seizures, governmental investigations, or civil or criminal enforcement action initiated, proposed, requested, or threatened relating to the products or the Company. The Company does not have Knowledge of any false information or significant omission in any product application, registration, report, or other submission or communication to the FDA or comparable foreign regulatory authority.

(d)	All pre-clinical trials and clinical trials conducted by or on behalf of the Company have been, and are being, conducted in compliance in all material respects with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable federal statutes and rules and regulations promulgated by the FDA relating thereto, including without limitation the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 812 and any other comparable applicable Law.

(e)	No officer, employee or agent of the Company has committed any act, made any statement, or failed to make any statement, that would be reasonably expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(f)	The Company, and the officers, employees and agents of the Company, have not been convicted of any crime or engaged in any conduct that has resulted or would reasonably be expected to result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or threatened against the Company, or the officers, employees or agents of the Company.

3.12 Product Information. The Company does not have Knowledge of any event or development relating to product safety or efficacy that would reasonably be expected to have a material adverse effect on the likelihood or timing of regulatory approvals for the Company’s products.

3.13 Litigation. Except as set forth in Section 3.13 of the Disclosure Schedule, the Company has not been delivered notice of the assertion of, been threatened with or otherwise gained Knowledge of facts reasonably likely to result in, any action, suit, proceeding, claim, arbitration or investigation, before any Governmental Entity against the Company: (i) the defense of which would reasonably be expected to have a material cost to the Company, or (ii) which would reasonably be expected to result in a material liability to, or have a Material Adverse Effect on, the Company in the event of an adverse outcome or that in any manner challenges or seeks to or would otherwise prevent, enjoin, alter or delay any of the transactions contemplated by the Transaction Documents. There is no order of any governmental entity binding on the Company or any of its assets or properties.

3.14 Labor. The Company is not a party to any labor or collective bargaining agreement, and no employees of the Company are represented by any labor organization. Within the preceding three years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the preceding three years, to the Company’s Knowledge, there have been no organizing activities involving the Company in respect of any group of employees of Company. There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations, or material grievances or other material labor disputes pending or, to the Company’s Knowledge, threatened against or involving the Company.

3.15 Employee Benefits.

(a)	The Company Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and any other applicable Laws.

(b)	Neither the Company nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA for which the Company could incur a material liability. No fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan for which the Company could incur a material liability.

(c)	The Company Plans intended to qualify under Section 401 or other tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that could cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or tax under ERISA or the Code.

(d)	Neither the Company nor any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (ERISA Affiliate) has ever contributed or ever been obligated to contribute to an “employee benefit plan” subject to Title IV of ERISA or a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(e)	Except as set forth on Section 3.15(e) of the Disclosure Schedule, none of the Company Plans provides for post-employment life or health insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under COBRA or any analogous provisions of state law (Retiree Benefits).

(f)	All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the First Closing Date.

(g)	All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company

Plans or by law (without regard to any waivers granted under Section 412 of the Code), have been timely made, and all contributions for any period ending on or before the First Closing Date which are not yet due will have been paid or accrued on the balance sheet on or prior to the First Closing Date.

(h)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated in this Agreement will (i) result in any payment becoming due to any Employees, (ii) increase any benefits otherwise payable under any Company Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan.

3.16 Corrupt Practices. Neither the Company nor, to the Company’s Knowledge, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or made by any person acting on its behalf and of which the Company is aware in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

3.17 SEC Filings; Financial Statements.

(a)	The Company has filed all forms, reports and documents required to be filed with the SEC, except to the extent that failure to so file would not reasonably be expected to be material to an investor. Such filings are available to the Purchaser on the SEC Website. All required forms, reports and documents are referred to herein collectively as the Company SEC Reports. In addition, all exhibits to the Company SEC Reports are available on the SEC Website, except to the extent of Confidential Treatment Requests granted by the SEC. All documents required to be filed as exhibits to the Company SEC Reports have been so filed, and all material contracts that were filed as exhibits to the Company’s most recent Form 10-K filing are in full force and effect, except those which have expired in accordance with their terms or whose failure to be so would not reasonably be expected to have a Material Adverse Effect on the Company, and the Company is not in default thereunder, except where any such default has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on the Company. As of their respective filing dates, the Company SEC Reports (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has provided the Purchaser with copies of all comment letters from the SEC relating to any Company SEC Reports received subsequent to the effective date of the Company’s Registration Statement in connection with its initial public offering.

(b)	The Company Financials (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented the financial position of the Company as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were reasonably expected to be subject to normal and recurring year-end adjustments which would not be material in amount. There has been no material change in the Company’s accounting policies except as described in the notes to the Company Financials. As of the date of the Company Financials, the Company did not have any obligations or liabilities (absolute, accrued, contingent or otherwise) of any nature required to be disclosed on a balance sheet or in the related notes to the financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company, except liabilities (x) provided for in the Company Balance Sheet or (y) which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)	No material event or circumstance has occurred or exists with respect to the Company or its business, properties, operations or financial condition, which under applicable Law, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed because the report or announcement is not yet filed or made.

(d)	The Company has heretofore made available to the Purchaser complete and correct copies of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

3.18 Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for all material assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Exchange Act) that are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and the Company’s principal financial officer or persons performing similar functions. The Company is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 (the Act). Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company, as applicable) has made all certifications required under Sections 302 and 906 of the Act and the related rules and regulations promulgated thereunder.

3.19 Corporate Records. The Company has delivered or made available to Purchaser true and complete copies of the Certificate of Incorporation and bylaws (in each case as amended to the date of this Agreement) of the Company. The minute books of the Company previously made available to Purchaser contain complete and accurate minutes of all meetings of the Board of Directors of the Company (and all committees thereof) ratified as of the date hereof and accurately reflect all other corporate action of the stockholders and Board of Directors of the Company (and all committees thereof) to the date hereof, including all amendments and corrections.

3.20 Nasdaq Compliance and Listing. The Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on the Nasdaq Global Market, and the Company has taken no action that is designed to, or is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or delisting the Common Stock from the Nasdaq Global Market. The Company shall comply in all material respects with all requirements of the National Association of Securities Dealers, Inc. with respect to the issuance of the Initial Securities, the Note Shares and the Warrant Shares and the listing of the Shares, the Note Shares and the Warrant Shares on the Nasdaq Global Market.

3.21 Reservation of Common Stock. As of the date hereof, the Company has available (and will keep available at all times), free of preemptive rights and other similar contractual rights of stockholders, shares of Common Stock for the purpose of enabling the Company to satisfy any obligation to issue the Shares, the Warrant Shares and the Note Shares.

3.22 Broker’s Fee. There are no brokers or finders entitled to compensation in connection with the sale of the Initial Securities, the Note Shares and the Warrant Shares to the Purchaser.

3.23 Fairness Opinion. The Company has received an opinion from Lehman Brothers, dated as of the date hereof, to the effect that as of such date, from a financial point of view, the consideration to be received by the Company for the issuance of the Shares, the Warrant and the Convertible Notes is fair to the Company.

3.24 Company Business Plan. The Company Business Plan has been prepared by the Company’s management in good faith and represents the Company’s current business plan.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE

PURCHASER

The Purchaser hereby represents and warrants to, and covenants with, the Company as follows:

4.1 Organization and Qualification. The Purchaser is société anonyme duly organized, validly existing and in good standing under the laws of France and, together with its Subsidiaries, has all requisite corporate power and authority to own, lease and operate its and its Subsidiaries’ properties and to carry on its and its Subsidiaries’ business as presently conducted.

4.2 Investment Representations and Covenants. The Purchaser is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities, including the Initial Securities, and (without limiting any representation or warranty provided by the Company herein) has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Initial Securities, the Note Shares and the Warrant Shares. The Purchaser is acquiring the Initial Securities for its own account for investment only and with no present intention of distributing any of such Initial Securities (or, following conversion of the Convertible Notes or exercise of the Warrant, the Note Shares or the Warrant Shares) or any arrangement or understanding with any other persons regarding the distribution of such Initial Securities, the Note Shares or the Warrant Shares, within the meaning of Section 2(11) of the Securities Act. The Purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Purchaser understands that none of the Shares, the Convertible Notes, the Note Shares, the Warrant or the Warrant Shares has been registered under the Securities Act or registered or qualified under any state securities laws in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of the Purchaser’s investment intent as expressed herein.

4.3 Authorization; Due Execution, Delivery and Performance of the Transaction Documents. The Purchaser has full legal right, corporate power and authority to enter into the Transaction Documents and perform the transactions contemplated thereunder. Each of the Transaction Documents upon delivery will be duly authorized, executed and delivered by the Purchaser. The making, issuing and performance of the Transaction Documents by the Purchaser and the consummation of the transactions therein contemplated will not: (i) violate any provision of the organizational documents of the

Purchaser, (ii) violate any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other Governmental Entity applicable to the Purchaser, or (iii) violate any material contract, agreement, or instrument to which the Purchaser is a party or by which it is bound, that would reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under the Transaction Documents. No consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body is required for the execution and delivery by the Purchaser of the Transaction Documents or the consummation by the Purchaser of the transactions contemplated thereby, other than such as have been made or obtained. Upon their execution and delivery, and assuming the valid execution thereof by the Company and the other parties thereto, the Transaction Documents will constitute the valid and binding obligations of the Purchaser enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.4 No Legal or Tax Advice. The Purchaser understands that nothing in the Transaction Documents, the Company SEC Reports or any other materials presented to the Purchaser in connection with the purchase and sale of the Initial Securities, the Note Shares and the Warrant Shares constitutes legal or tax advice. The Purchaser has consulted such legal and tax advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Initial Securities.

4.5 Board Approval. The Board of Directors of the Purchaser has, at a meeting duly called and held, duly adopted resolutions to approve the Transaction Documents and the consummation of the transactions contemplated thereby (including the purchase of the Initial Securities).

4.6 No Defaults. Neither the Purchaser nor any of its Subsidiaries is in violation or default of any provision of its organizational documents or any agreement, judgment, decree, order, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which it is a party or by which it or any of its properties are bound, and has not received any written notice of termination under any such material documents, and there does not exist any state of fact which, with notice or lapse of time or both, would constitute an event of default on the part of the Purchaser or any of its Subsidiaries as defined in such documents, in each case which would reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under the Transaction Documents.

4.7 Compliance. The Purchaser and each of its Subsidiaries have complied in all material respects with each Law binding on it or on any of its assets or properties and is not currently in violation of any such Law, and there have been no written notices or orders of noncompliance issued to the Purchaser or its Subsidiaries under or in respect of any such Law, in each case the noncompliance with which would reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under the Transaction Documents.

4.8 Product Information. The Purchaser does not have Knowledge of any event or development relating to product safety or efficacy that would reasonably be expected to have a material adverse effect on the likelihood or timing of regulatory approvals for Somatuline Autogel.

4.9 Litigation. Neither the Purchaser nor any of its Subsidiaries has been delivered notice of the assertion of, been threatened with or otherwise gained knowledge of facts reasonably likely to result in, any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity against the Purchaser or any of its Subsidiaries or order of any Governmental Entity binding on the Purchaser, its Subsidiaries or any of their respective assets or properties, in the case of all the foregoing, which would reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under the Transaction Documents.

4.10 Restrictive Legend. The Purchaser understands that, until such time as a registration statement covering the Shares, the Note Shares and the Warrant Shares has been declared effective or the Common Stock associated with such Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares, the Note Shares and the Warrant Shares shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for the Shares, the Note Shares and the Warrant Shares):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL, IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.”

ARTICLE 5

COVENANTS

5.1 Efforts. The Company and the Purchaser will each use all commercially reasonable efforts to cause the conditions specified in Article 6 hereof to be satisfied as soon as practicable. At and from time to time after the First Closing, at the request of any party hereto, the other party shall execute and deliver such additional certificates, instruments, and other documents and take such other actions as such party may reasonably request in order to carry out the purposes of this Agreement.

5.2 Conduct of the Business.

(a)	Between the date hereof and the First Closing Date, except for matters permitted or contemplated by the Transaction Documents, set forth in Section 5.2 of the Disclosure Schedule or as required by applicable Law, the Company will (i) conduct the business of the Company only in the ordinary course of business consistent with past practice in all material respects, (ii) use all commercially reasonable efforts to maintain in good repair all of the material assets and properties of the Company consistent with past practices, and (iii) use all commercially reasonable efforts to preserve intact in all material respects the current business operations of the Company, keep available the services of the officers and employees of the Company, and preserve the Company’s relationships with customers, suppliers, licensors, and others having business relationships with the Company, consistent with past practices.

(b)	Without limiting the generality of Section 5.2(a) hereof, and except as otherwise expressly provided in this Agreement or as required by applicable Law, between the date hereof and the First Closing Date, the Company will not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(i)	authorize for issuance, issue, sell or deliver, or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any stock of any class or series or any other securities convertible into or exercisable or exchangeable for any stock or any equity equivalents (other than the grant of employee or director stock options and other equity awards in the ordinary course of business and the issuance of stock upon the exercise thereof or upon exercise of options or warrants outstanding on the date hereof);

(ii)	(A) split, combine, or reclassify any shares of its capital stock; (B) declare, set aside, or pay any dividend or make any other distribution or payment (whether in cash, stock, or property or any combination thereof) in respect of its capital stock; (C) make any other actual, constructive, or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such; or (D) redeem, repurchase, or otherwise acquire any securities of the Company other than acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company;

(iii)	fail to comply with (A) any Law, the noncompliance of which would reasonably be expected to result in a Material Adverse Effect on the Company or (B) any SEC filing requirements, the effect of which non-compliance would be material to an investor;

(iv)	adopt or become obligated to contribute to (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA) subject to Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) any “welfare benefit plan” (as defined in Section 3(1) of ERISA) providing for Retiree Benefits;

(v)	take any action that would require consent of the Purchaser under the terms of any of the Transaction Documents;

(vi)	intentionally or negligently take any action, or knowingly omit to take any action, that would or would reasonably be expected to result in (i) any representation or warranty of the Company set forth in Article 3 becoming untrue, or (ii) any of the conditions to the obligations of Purchaser set forth in Section 6.2 hereof not being fully satisfied; or

(vii)	agree or commit to agree (in writing or otherwise) to do any of the foregoing.

(c)	Neither the Company nor any Person acting on its behalf will knowingly take any action that would cause the loss of any exemption referenced in Section 3.7 hereof.

5.3 Preparation of Proxy Statement; Stockholders Meeting.

(a)	As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement (as amended or supplemented, the Proxy Statement) to be sent to the stockholders of the Company in connection with the meeting of the Company’s stockholders for the purpose of obtaining the Stockholder Approval (the Company Stockholders’ Meeting). The Company and the Purchaser shall cooperate in the preparation of the Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting and at the First Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the First Closing, any event or information should be discovered by the Company which should be set forth in a supplement to the Proxy Statement, the Company shall promptly inform the Purchaser. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Purchaser which is contained in the Proxy Statement.

(b)	The Company shall present in the Proxy Statement as separate proposals for separate votes by the Company’s stockholders each item requiring a separate vote threshold and shall segregate proposals seeking stockholder approval of Bylaw Amendments and Certificate of Incorporation Amendments that are subject to different stockholder approval thresholds.

(c)	The Company shall use all commercially reasonable efforts to have the Proxy Statement cleared by the SEC and its staff under the Exchange Act, as promptly as practicable after such filing. The Company shall cause the Proxy Statement to be mailed to holders of Company Common Stock as promptly as practicable after Proxy Statement is cleared by the SEC. Without limiting any other provision herein, the Proxy Statement will contain such information and disclosure so that the Proxy Statement conforms in all material respects to the requirements of the Exchange Act.

(d)	The Company shall promptly notify Purchaser of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply the Purchaser with copies of all correspondence between the Company or any of its representatives and the SEC or its staff. The Company and the Purchaser shall cooperate with each other and provide to each other all information necessary in order to prepare the Proxy Statement as expeditiously as practicable.

(e)	If at any time prior to the Company Stockholders’ Meeting there shall occur any event with respect to the Company, or with respect to other information supplied by the Company for inclusion in the Proxy Statement, which event is required to be described in an amendment of or a supplement to the Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company.

(f)	The Company shall, as soon as practicable following the date hereof, duly call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of seeking the Stockholder Approval. The Company shall engage a nationally recognized proxy solicitation firm for the purposes of seeking the Stockholder Approval and shall instruct such firm to solicit proxies in a manner that is designed to obtain such approval within a 20 Business Day solicitation period, taking into account all relevant facts and circumstances. The Company shall, through its Board of Directors, recommend to its stockholders that they give the Stockholder Approval (the Company Board Recommendation), except to the extent that the Company’s Board of Directors shall have withdrawn or modified its recommendation of this Agreement pursuant to Section 5.4 below.

(g)	The information supplied by the Purchaser for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting and at the First Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. If at any time prior to the First Closing, any event or information should be discovered by the Purchaser which should be set forth in a supplement to the Proxy Statement, the Purchaser shall promptly inform the Company of the same. Notwithstanding the foregoing, the Purchaser makes no representation or warranty with respect to any information supplied by the Company which is contained in the Proxy Statement.

(h)	The Company Stockholders’ Meeting shall be held no later than October 15, 2006, unless the SEC and its staff have not cleared the Proxy Statement under the Exchange Act by September 5, 2006.

5.4 No Shop Agreement. Until the earlier of the termination of this Agreement in accordance with Article 8 or the First Closing Date, except as provided by Section 5.4 of the Disclosure Schedule, the Company will not, and will not cause nor permit any of its Affiliates or any of its or their directors, officers, employees, agents or representatives to: (a) negotiate, authorize, recommend, enter into or propose to enter into, with any person other than the Purchaser or persons designated by the Purchaser, any transaction involving (directly or indirectly) an issuance, sale or acquisition of any class or series of securities of the Company (other than employee, director and consultant stock option grants consistent with past custom and practice, Employee Stock Purchase Plan transactions and shares issued upon exercise of (A) warrants in existence as of the date hereof or (B) options granted to employees, directors or consultants of the Company and its Subsidiaries and that are either in existence as of the date hereof or that have been granted consistent with past custom and practice), a sale or lease of material assets by the Company (other than product sales in the ordinary course of business), or any merger, recapitalization, business combination, strategic alliance, joint venture or similar transaction involving the Company (a Competing Transaction), (b) continue to engage in any pending discussions or negotiations with any third party concerning any previously proposed Competing Transaction, (c) knowingly encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of a Competing Transaction, or (d) knowingly furnish or cause to be furnished to any person any information in furtherance of a Competing Transaction. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or the Company’s Board of Directors between the date of this Agreement and prior to the date of the Company Stockholders’ Meeting from (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written proposal for a Competing Transaction; (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written proposal for a Competing Transaction; or (C) withdrawing the Company Board Recommendation or modifying the Company Board

Recommendation in a manner adverse to the Purchaser (any such action, a Change in Recommendation); (D) terminating this Agreement pursuant to and subject to the terms of Section 8.1 hereof, and/or (E) taking any action that any court of competent jurisdiction orders the Company or the Board of Directors of the Company to take, if and only to the extent that, (i) in each such case referred to in clause (B) (to the extent that activities exceed such level of discussion as is reasonably necessary to obtain sufficient information to assess the likely value of such proposal) or (C) above, the failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law, (ii) in each such case referred to in clause (A) or (B) above, the Company’s Board of Directors also determines in good faith that such proposed Competing Transaction constitutes or would reasonably be expected to lead to a Superior Proposal, and (iii) in the case referred to in clauses (C) or (D) above, (x) the Company’s Board of Directors has given the Purchaser two (2) Business Days’ prior written notice of its intention to take such action, (y) the Company’s Board of Directors has considered any changes to this Agreement (if any) proposed by the Purchaser, and (z) if such action is in connection with a Superior Proposal, the Company’s Board of Directors has determined in good faith and by a majority vote of the Board, after consultation with the Company’s outside legal counsel, that any applicable unsolicited proposal remains a Superior Proposal even after the changes proposed by the Purchaser. Nothing contained in this Agreement shall prevent the Company or the Company’s Board of Directors from complying with its disclosure obligations under Rule 14d-9 or 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a proposed Competing Transaction. If the Company receives any inquiry, proposal, indication of interest or offer with respect to a Competing Transaction, the Company will promptly notify the Purchaser of the same and the terms thereof in writing.

5.5 Injunctive Relief. Each party acknowledges that any breach or threatened breach of the provisions of Sections 5.3(f) or 5.4 of this Agreement will cause irreparable injury to the other party for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the non-breaching party shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive relief, without necessity of posting a bond, restraining the breaching party from committing such breach or threatened breach. The right provided under this Section 5.5 shall be in addition to, and not in lieu of, any other rights and remedies available to the parties.

5.6 Cooperation.

(a)	Except to the extent otherwise allowed by Section 5.4, each party hereto shall cooperate with the other to fulfill the closing conditions set forth in Article 6 and Article 7, including delivery of all documents set forth in such conditions.

(b)	Without limiting the foregoing, each party hereto shall take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith and shall use all commercially reasonable efforts to obtain, as promptly as practicable, all authorizations, consents, orders and approvals of all Governmental

Entities that may be or become necessary for such party’s execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the other Transaction Documents, including under the HSR Act. Each party hereto shall make all necessary filings to be made by them, and thereafter make any other required or appropriate submissions, with respect to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby required under the HSR Act and each party shall make, as soon as reasonably practicable, all other necessary filings to be made by it, and thereafter make any other required or appropriate submissions, with respect to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including, following approval by the Company’s stockholders, the filing by the Company of the Certificate of Incorporation Amendments with the State of Delaware, Department of State: Division of Corporations. Each party will cooperate fully (including, without limitation, by providing all information and reasonable assistance as the other party requests in connection with its preparation of any filing or submission that is necessary under the HSR Act) with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(c)	Each party hereto shall promptly inform the other party of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity in respect of the transactions contemplated hereby, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

5.7 Pre-Closing Information Rights. Until the earlier of the termination of this Agreement pursuant to Article 8 or the First Closing Date, the Company will permit the authorized representatives of the Purchaser full and free access, at all times during regular working hours, and upon reasonable advance notice, to any of the properties of the Company, including its books and records, and to discuss its affairs, finances and accounts with the Company’s officers, agents and representatives; provided that the Company may restrict the foregoing access to the extent that (i) any Law applicable to the Company requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) such disclosure would, based on the advice of the Company’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information, or (iii) the disclosure of such information to the Purchaser would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement. The Purchaser shall hold any information obtained pursuant to this Section 5.7 in confidence to the extent set forth in accordance with, and such information shall otherwise be subject to the provisions of, the Non-Disclosure Agreement which shall continue in full force and effect until the occurrence of the First Closing, at which point the Non-Disclosure Agreement shall terminate. Any investigation pursuant to this Section 5.7 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or Knowledge obtained in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

5.8 Corporate Existence. The Company shall take all necessary steps to preserve and continue the existence of the Company.

5.9 Notice of Certain Events. Each party shall, promptly after it obtains Knowledge thereof, notify the other of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the other Transaction Documents;

(b)	any notice or other communication from any Governmental Entity in connection with the review, clearance or approval of the transactions contemplated by this Agreement and the other Transaction Documents;

(c)	any legal proceeding commenced or threatened against, relating to or involving or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed or that relates to the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; and

(d)	any matter (including a breach of covenant or a representation or warranty contained herein) that would reasonably be expected to lead to the non-satisfaction of any of the conditions to closing in Article 6.

ARTICLE 6

CONDITIONS TO FIRST CLOSING

6.1 The Company’s obligations set forth in Section 2.2(b) of this Agreement shall be subject to the following conditions, any one or more of which may be waived by the Company (to the extent legally permissible):

(a)	Representations and Warranties True. The representations and warranties made by the Purchaser in Article 4 hereof shall be true and correct in all material respects (and any representations and warranties qualified by materiality shall be true and correct in all respects) as of the date of this Agreement, except to the extent such representations and warranties expressly related to any earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date;

(b)	No Material Adverse Condition. No event, occurrence or circumstance shall exist that has had or would reasonably be expected to have a material adverse effect on the ability of the Purchaser and its Affiliates to perform their obligations under the Somatuline Autogel License or the Increlex License; provided that none of the adverse effects or events identified in clauses (a) through (f) of the definition of Material Adverse Effect shall be deemed either alone or in combination to constitute, and none of the foregoing shall be taken into account in determining whether there has been or would be, such a material adverse effect;

(c)	Compliance with Covenants. The Purchaser shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or before the First Closing;

(d)	Litigation. No action, suit or proceeding shall have been initiated or threatened with the probable or reasonably likely effect of enjoining or preventing the consummation of the transactions contemplated hereby and by the other Transaction Documents or seeking (with the probable or reasonably likely effect of receiving) material damages on account the consummation of the transactions contemplated hereby and by the other Transaction Documents;

(e)	Stockholder Approval. The Company shall have the received the Requisite Stockholder Vote;

(f)	HSR Act. All applicable waiting periods, if any, in respect of the transactions contemplated hereby and by the other Transaction Documents under the HSR Act shall have expired or terminated;

(g)	Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or entered any Law, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement or the other Transaction Documents or materially modifies any material term of this Agreement or the other Transaction Documents or the related transactions contemplated hereby and thereby (collectively, an Order), and no Governmental Entity shall have instituted any proceeding seeking any such Order;

(h)	Other Authorizations, Consents etc. All other material authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated hereby and by the other Transaction Documents shall have been obtained or filed, or shall have occurred; and

(i)	Certificate. The Purchaser shall have delivered to the Company a certificate executed by an officer of the Purchaser, dated as of the First Closing Date, as to the matters set forth in this Sections 6.1(a), 6.1(b) and 6.1(c) of this Agreement.

6.2 The Purchaser’s obligation set forth in Section 2.2(b) of this Agreement shall be subject to the following conditions, any one or more of which may be waived by the Purchaser (to the extent legally permissible):

(a)	Representations and Warranties True. The representations and warranties of the Company in Article 3 hereof shall be true and correct in all material respects (and any representations and warranties qualified by materiality shall be true and correct in all respects) as of the date of this Agreement, except to the extent such representations and warranties expressly related to any earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date;

(b)	No Material Adverse Condition. No event, occurrence or circumstance shall exist that has had or would reasonably be expected to have a material adverse effect on the Company’s ability to perform its obligations under the Somatuline Autogel License or the Increlex License; provided that none of the adverse effects or events identified in clauses (a) through (f) of the definition of Material Adverse Effect shall be deemed either alone or in combination to constitute, and none of the foregoing shall be taken into account in determining whether there has been or would be, such a material adverse effect;

(c)	Compliance with Covenants. The Company shall have performed and complied with in all material respects all covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or before the First Closing;

(d)	Litigation. No action, suit, or proceeding shall have been initiated or threatened with the probable or reasonably likely effect of enjoining or preventing the consummation of the transactions contemplated hereby and by the other Transaction Documents or seeking (with the probable or reasonably likely effect of receiving) material damages on account the consummation of the transactions contemplated hereby and by the other Transaction Documents;

(e)	Stockholder Approval. The Company shall have received the Requisite Stockholder Vote;

(f)	HSR Act. All applicable waiting periods, if any, in respect of the transactions contemplated hereby and by the other Transaction Documents under the HSR Act shall have expired or terminated;

(g)	Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or entered any Order, and no Governmental Entity shall have instituted any proceeding seeking any such Order;

(h)	Board Appointments. The Board of Directors of the Company shall consist of a total of nine members, and all necessary action shall have been taken by the Parties and/or the Company to appoint two Persons designated by the Purchaser as two of the nine directors of the Company, such appointment to be effective as of the First Closing Date;

(i)	Adoption of Rights Agreement. The Company shall have adopted the Rights Agreement and the Rights Agreement shall be in full force and effect and the Purchase Price (as defined in the Rights Agreement) has been set at a price that is reasonably recommended by the Company’s financial advisor and that is consistent with market practice;

(j)	Other Authorizations, Consents etc. All other material authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated hereby and by the other Transaction Documents shall have been obtained or filed, or shall have occurred; and

(k)	Certificate. The Company shall have delivered to the Purchaser a certificate executed by an officer of the Company, dated the First Closing Date, as to the matters set forth in Sections 6.2(a), 6.2(b) and 6.2(c) above.

ARTICLE 7

CONDITIONS TO SECOND CLOSING

7.1 The Company’s obligation to complete the issue and delivery of the Second Convertible Note and the Third Convertible Note to the Purchaser at the Second Closing shall be subject to the following conditions, any one or more of which may be waived by the Company (to the extent legally permissible):

(a)	First Closing. First Closing having been consummated;

(b)	Milestone Event. The Milestone Event having occurred;

(c)	No Breach. There shall have been no material breach by Purchaser of any Transaction Documents, except for this Agreement;

(d)	Somatuline Autogel License. The Somatuline Autogel License has not been terminated, in accordance with its terms or by operation of Law, for any reason whatsoever; and

(e)	Certificate. The Purchaser shall have delivered to the Company a certificate executed by an officer of the Company, dated the Second Closing Date, as to the matters set forth in Section 7.1(c) above.

7.2 The Purchaser’s obligation to pay the principal amount under each of the Second Convertible Note and the Third Convertible Note shall be subject to the following conditions, any one or more of which may be waived by the Purchaser (to the extent legally permissible):

(a)	First Closing. First Closing having been consummated;

(b)	Milestone Event. The Milestone Event having occurred;

(c)	No Breach. There shall have been no material breach by Company of any Transaction Documents, except for this Agreement;

(d)	Somatuline Autogel License. The Somatuline Autogel License has not been terminated, in accordance with its terms or by operation of Law, for any reason whatsoever; and

(e)	Certificate. The Company shall have delivered to the Purchaser a certificate executed by an officer of the Company, dated the Second Closing Date, as to the matters set forth in Section 7.2(c) above.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the First Closing:

(a)	by mutual written consent of the Purchaser and the Company;

(b)	by the Purchaser, if (i) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall not be true and correct, in either case such that the conditions set forth in Sections 6.2(a) or 6.2(c) of this Agreement would not be satisfied, the Purchaser shall have given notice of such breach to the Company at least ten (10) Business Days prior to termination and such breach is incapable of being cured by the date this Agreement could be terminated pursuant to Sections 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iii) (as applicable) hereof or (ii) the condition set forth in Section 6.2(b) would not be satisfied by the date this Agreement could be terminated pursuant to Sections 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iii) (as applicable) hereof and the Purchaser shall have given the Company notice of such non-satisfaction of the condition set forth in Section 6.2(b) and the Purchaser’s intended termination of this Agreement at least ten (10) Business Days prior to such termination and it would be impossible for the Company to satisfy the condition set forth in Section 6.2(b) by the date this Agreement could be terminated pursuant to Sections 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iii) (as applicable) hereof as of the end of such ten (10) Business Day period;

(c)	by the Company, if (i) the Purchaser shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Purchaser set forth in this Agreement shall not be true and correct, in either case such that the conditions set forth in Sections 6.1(a) or 6.1(c) of this Agreement would not be satisfied, the Company shall have given notice of such breach to the Purchaser at least ten (10) Business Days prior to termination and such breach is incapable of being cured by the date this Agreement could be terminated pursuant to Sections 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iii) (as applicable) hereof or (ii) the condition set forth in Section 6.1(b) would not be satisfied by the date this Agreement could be terminated pursuant to Sections 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iii) (as applicable) hereof and the Company shall have given the Purchaser notice of such non-satisfaction of the condition set forth in Section 6.1(b) and the Company’s intended termination of this Agreement at least ten (10) Business Days prior to such termination and it would be impossible for the Purchaser to satisfy the condition set forth in Section 6.1(b) by the date this Agreement could be terminated pursuant to Sections 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iii) (as applicable) hereof as of the end of such ten (10) Business Day period;

(d)	by the Purchaser, or the Company, if (i) the First Closing shall not have occurred on or before October 31, 2006 or such other date, if any, as the Purchaser and the Company may agree in writing, unless (A) the First Closing shall not have occurred due to the failure of the conditions set forth in Sections 6.1(f), 6.1(h), 6.2(f) or 6.2(j) hereof or (B) the SEC has not cleared the Proxy Statement by September 22, 2006; (ii) at December 31, 2006, the SEC has not cleared the Proxy Statement or the conditions set forth in Sections 6.1(f), 6.1(h), 6.2(f) or 6.2(j) hereof have not been met; (iii) the First Closing shall not have occurred on or before March 1, 2007 or such other date, if any, as the Purchaser and the Company may agree in writing, (iv) there shall be any Law that makes consummation of the transactions contemplated by the Transaction Documents illegal or otherwise prohibited; or (v) any Order (which Order the parties shall have each used all commercially reasonable efforts to resist, resolve or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting consummation of the First Closing shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of, with respect to clauses (i) or (iii) above, the failure of the First Closing to be consummated or, with respect to clause (v) above, such Order having been issued;

(e)	by the Purchaser, or the Company, if the Requisite Stockholder Vote has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Stockholders’ Meeting (or any adjournment or postponement thereof);

(f)	by the Purchaser, if, at any time prior to the Company Stockholders’ Meeting, the Company’s Board of Directors has made a Change in Recommendation; provided that the Purchaser’s right to terminate this Agreement as a result of a Change in Recommendation shall expire 30 Business Days after the date the Company’s Board of Directors has made such Change in Recommendation; or

(g)	by the Company, prior to receipt of the Requisite Stockholder Vote, if the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to accept (or to enter into a written agreement for a transaction constituting) a Superior Proposal pursuant to the terms of Section 5.4 hereof, provided that the Company shall have paid any amounts due pursuant to Section 8.2 hereof in accordance with the terms specified therein; provided, further, that (i) the Company notifies the Purchaser, in writing and at least two Business Days prior to such termination, of its intention to terminate this Agreement to accept (or to enter into a binding written agreement concerning a Superior Proposal that constitutes) a Superior Proposal; (ii) the Purchaser does not make prior to such termination a binding, unconditional offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as such Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such two Business Day period; and (iii) the Company has paid the fee described in Section 8.2(b)(iii) hereof prior to or simultaneous with its termination of the Agreement.

This Agreement and the transactions contemplated by the Second Closing may not be terminated after the First Closing, other than by mutual written consent of the Purchaser and the Company, provided that in the event that the Milestone Event has not occurred within the timeframe set forth in the Somatuline Autogel License, this Agreement may be terminated by the Purchaser or the Company.

8.2 Effect of Termination.

(a)	In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability or obligation to Purchaser or the Company, including any liability for a breach of this Agreement prior to the effective date of such termination, except as specifically provided in the remaining provisions of this Section 8.2, which shall be the parties’ sole remedy in the event of any termination of this Agreement or if the First Closing does not otherwise occur (whether due to a party’s breach, the failure of a condition to be satisfied or for any other reason). The termination of this Agreement shall not relieve any party from any liability for any willful material breach of any covenant contained in this Agreement arising prior to such termination. The provisions of (i) this Section 8.2, (ii) Section 5.5 (Injunctive Relief), (iii) Article 9 (Indemnification), to the extent this Agreement is terminated after the First Closing in accordance with the proviso in the final sentence of

Section 8.1, in respect of claims for indemnification in respect of any breach of the terms and provisions of this Agreement prior to the date of such termination, (iv) Article 10 (Miscellaneous), and (v) the Non-Disclosure Agreement (but only in the event that this Agreement is terminated prior to the occurrence of the First Closing), shall survive any termination hereof pursuant to Section 8.1 hereof.

(b)	If this Agreement is terminated: (i) under Section 8.1(e) hereof and the Covered Stockholders have voted in favor of the Stockholder Approval, the Company shall pay to the Purchaser $1,500,000, (ii) under Section 8.1(d)(ii) hereof by either party prior to March 1, 2007, such party shall pay the other party $1,500,000, or (iii) under Sections 8.1(e) of this Agreement, if the Covered Stockholders have not voted in favor of the proposals subject to the Requisite Stockholder Vote, or Sections 8.1(f) or 8.1(g) of this Agreement, the Company shall pay to the Purchaser 3% of the sum of (A) the Purchase Price, (B) the principal amount of the First Convertible Note, (C) the principal amount of the Second Convertible Note and (D) the principal amount of the Third Convertible Note (the Termination Fee).

(c)	Any payment of the Termination Fee pursuant to Section 8.2(b) shall be made within three Business Days after the termination of this Agreement. Any such payments shall be made by wire transfer of immediately available funds.

ARTICLE 9

INDEMNIFICATION

9.1 Survival.

(a)	The representations and warranties contained herein shall survive the First Closing and shall terminate at the close of business on the date that is 15 months after the First Closing Date; provided that the representations and warranties contained in Sections 3.2, 3.4, 3.5 (first sentence only), 3.17 and 4.3 (first sentence only) hereof shall survive the First Closing and shall not terminate until the expiration of the applicable statute of limitations.

(b)	The covenants and agreements contained herein shall survive the Closing and any investigation or finding made by or on behalf of the Purchaser or the Company.

9.2 Indemnification by the Company.

(a)	From and after the First Closing Date, the Company shall indemnify and hold the Purchaser Indemnified Parties harmless from and against all Losses arising out of or relating to any breach or violation of the representations, warranties, covenants or agreements of the Company set forth in this Agreement or in the certificate delivered by the Company pursuant to Section 6.2(k) of this Agreement (in each case disregarding for the purpose of determining any Losses, any materiality, Material Adverse Effect or similar qualifiers contained herein or therein).

(b)	The Company shall not be required to indemnify any Purchaser Indemnified Parties, and shall not have any liability under Section 9.2(a) hereof for any breach or violation of the representations and warranties referred to therein, unless the aggregate amount of all Losses for which the Company would, but for this Section 9.2(b), be liable thereunder exceeds (on a cumulative basis) an amount equal to $1,500,000 (the Minimum Amount), in which case the Company shall only be required to indemnify such Purchaser Indemnified Parties for all such Losses in excess of the Minimum Amount; provided that the provisions of this Section 9.2(b) shall not apply to any breach or violation of the representations and warranties set forth in Section 3.17 hereof.

9.3 Indemnification by the Purchaser.

(a)	From and after the First Closing Date, the Purchaser shall indemnify and hold the Company Indemnified Parties harmless from and against all Losses arising out of or relating to any breach or violation of the representations, warranties, covenants or agreements of the Purchaser set forth in this Agreement or in the certificate delivered by the Purchaser pursuant to Section 6.1(i) of this Agreement (in each case disregarding for the purpose of determining any Losses, any materiality, material adverse effect or similar qualifiers contained herein or therein).

(b)	The Purchaser shall not be required to indemnify any Company Indemnified Parties, and shall not have any liability under Section 9.3(a) hereof for any breach or violation of the representations and warranties referred to therein unless the aggregate amount of all Losses for which the Purchaser would, but for this Section 9.3(b), be liable thereunder exceeds the Minimum Amount, in which case the Purchaser shall only be required to indemnify such Company Indemnified Parties for all such Losses in excess of the Minimum Amount.

9.4 Procedure for Indemnification. Any party making a claim for indemnification hereunder shall promptly notify the indemnifying party of the claim in writing, describing the claim in reasonable detail, an estimate of the amount thereof and the basis therefor; provided that the failure to provide prompt notice shall not relieve the indemnifying party of its indemnification obligations hereunder, except to the extent that the indemnifying party is actually prejudiced by the failure to give such prompt notice. The party from whom indemnification is sought shall respond to each such claim within thirty (30) calendar days of receipt of such notice. No action shall be taken pursuant to the provisions of this Agreement or otherwise by the party seeking indemnification until the expiration of the 30-day response period (unless reasonably necessary to protect the rights of the party seeking indemnification).

9.5 Remedies Exclusive. Subject to Section 5.5 hereof, the remedies provided in this Article 9 shall be the exclusive remedies of the parties hereto after the Closing in connection with the transactions contemplated by this Agreement, including any breach or non-performance of any representation, warranty, covenant or agreement contained herein or in any certificate delivered pursuant to Sections 6.1(i) or 6.2(k) of this Agreement. Subject to Section 5.5 hereof, no party may commence any suit, action or proceeding against any other party hereto with respect to the subject matter of this Agreement, whether in contract, tort or otherwise, except to enforce such party’s express rights under this Article 9. For the avoidance of doubt, the provisions of this Article 9 shall be without prejudice to any remedies to which the parties to any of the other Transaction Documents may be entitled thereunder at law or in equity, including for any breach or non-performance of any representation, warranty, covenant or covenant contained therein.

9.6 No Double Recovery. Notwithstanding the fact that any party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement or another agreement entered into in connection herewith in respect of any fact, event, condition or circumstance, no party shall be entitled to recover the amount of any Losses suffered by such party more than once under all such agreements in respect of such fact, event, condition or circumstance.

ARTICLE 10

MISCELLANEOUS

10.1 Assignment. This Agreement and the rights and obligations hereunder shall not be assigned, delegated, or otherwise transferred (whether by operation of law, by contract, or otherwise) without the prior written consent of the other party hereto; provided that Purchaser may, without obtaining the prior written consent of the Company, assign, delegate, or otherwise transfer its rights and obligations hereunder to any Affiliate of Purchaser (provided that in such case Purchaser shall not be relieved of its obligations hereunder). The Company shall execute such acknowledgements of such assignments in such forms as the Purchaser may from time to time reasonably request. Any attempted assignment, delegation or transfer in violation of this Section 10.1 shall be void and of no force or effect.

10.2 Waiver. No waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

10.3 Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, (a) the legal, accounting, financing and due diligence expenses incurred by the Purchaser in connection with such transactions will be borne by the Purchaser and (b) the legal and other costs and expenses incurred by the Company in connection with the transactions contemplated hereby will be borne by the Company.

10.4 Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, facsimile (with receipt confirmed by telephone) or nationally recognized overnight express courier postage prepaid, and shall be deemed given when so mailed and shall be delivered as addressed as follows:

(a)	if to the Company, to:

Tercica, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, California 94005

USA

Attention: General Counsel

Facsimile: (650) 624-4940

with a copy (which shall not constitute notice) to:

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto

California 94306

USA

Attention: Suzanne Sawochka Hooper

Facsimile: (650) 849-7400

or to such other person at such other place or to such other facsimile number as the Company shall designate to the Purchaser in writing; and

(b)	if to the Purchaser, to:

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris

France

Attention: General Counsel

Facsimile: + 331 44 96 11 88

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

520 Madison Avenue

34th Floor

New York

NY 10022

U.S.A.

Attention: Matthew Jacobson, Esq.

Facsimile: +1 212 277 4001

or at such other person at such other place or to such other facsimile number as the Investor or Ipsen shall designate to the Company in writing.

10.5 Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Purchaser.

10.6 Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

10.7 Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.8 Governing Law, Jurisdiction, Waiver of Jury Trial.

(a)	This Agreement shall be governed by and construed in accordance with, and this Agreement and all matters or claims arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Agreement, shall be governed by, the laws of the State of New York. Each of the other Transaction Documents shall be governed by the law of the jurisdiction set forth therein.

(b)	Each party irrevocably submits to the exclusive jurisdiction of the New York Courts for the purposes of any proceeding arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Agreement, any Transaction Document or any transaction contemplated hereby or thereby. Each party agrees to commence any such proceeding in the United States District Court for the Southern District of New York or if such proceeding may not be brought in such court for jurisdictional reasons, then in the Supreme Court of the State of New York, New York County. Each party further agrees that service of any process, summons, notice or document by registered or certified mail (or any substantially similar form of mail), postage paid, to such party’s respective address set forth in Section 10.4 shall be effective service of process with respect to any matters to which it has submitted to jurisdiction in this Section 10.8. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such proceeding in any New York Court, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such New York Court that any such proceeding brought in any such New York Court has been brought in an inconvenient forum, or should be dismissed or transferred on such basis.

(c)	EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING IN ANY WAY WHATSOEVER (WHETHER IN CONTRACT, TORT OR OTHERWISE) TO THIS AGREEMENT.

10.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

10.10 Entire Agreement. This Agreement, the other Transaction Documents, the Disclosure Schedule, the Non-Disclosure Agreement (until the occurrence of the First Closing, at which point the Non-Disclosure Agreement shall terminate) and the other agreements, documents and instruments contemplated hereby and referenced herein contain the entire understanding of the parties, and there are no further or other agreements or understanding, written or oral, in effect between the parties relating to the subject matter hereof unless expressly referred to herein.

10.11 Public Announcements. The Company and Purchaser will consult with each other and will mutually agree (the agreement of each party not to be unreasonably withheld) upon the content and timing of any press release or other public statement in respect of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable law.

10.12 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person (other than the Purchaser Indemnified Parties and the Company Indemnified Parties).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

COMPANY:

TERCICA, INC.

By:	/s/ John A. Scarlett, M.D.
Name:	John A. Scarlett, M.D.
Title:	President and Chief Executive Officer

PURCHASER:

IPSEN, S.A.

By:	/s/ Jean Luc Bélingard
Name:	Jean Luc Bélingard
Title:	Président

[Signature Page for Stock Purchase and Master Transaction Document]